November 13, 2012

«Partnership»
«NAME2»
«ADDRESS»
«ADDRESS2»
«CITY», «STATE»«ZIP»

Re:           WNC Housing Tax Credit Fund VI, L.P., Series 13 (the “Partnership”) – IRS Audit Update

Dear Holders of Units of Limited Partnership Interest:

In anticipation of mailing your 2012 statements of estimated Low Income Housing Tax Credits (“LIHTCs”) later this month, we would like to provide you with a status update of the two properties that were audited by the Internal Revenue Service (“IRS”).

As we reported in our letter dated April 3, 2012, Grove Village Limited Partnership (“Grove Village”) and Pleasant Village Limited Partnership (“Pleasant Village”), Texas limited partnerships in which the Partnership is a limited partner, were audited by the IRS for tax years 2007, 2008, and 2009. In its notices of the audits, the IRS asserted that the LIHTCs for Grove Village and Pleasant Village should not be claimed for those years, because IRS Forms 8609 had not been issued by Texas Department of Housing & Community Affairs (“TDHCA”).

The Local General Partner, which is not an affiliate of WNC, has engaged counsel and is challenging the IRS notices, primarily on the basis that the Local General Partner has diligently pursued the issuance of the Forms 8609 by TDHCA. A formal request for an appeal was made to the IRS in May 2012. Once the appeal was filed, IRS procedures dictate that a new auditor be assigned to review the findings. The Local General Partner represented to us that it had not received notice of the assignment as of the end of October.

The Local General Partner has represented to us that it is continuing to work with TDHCA to clear the last open items that prevent the issuance of the Forms 8609. The Forms 8609 must be issued in order for the appeals to proceed.

We hope that the outcome of the audits will be favorable, and that the Forms 8609 will be issued allowing us to take the LIHTCs for future years. We will keep you informed of material developments in these proceedings. At present, we are not in a position to offer our analysis or the likelihood of success on the part of the Local General Partner, and can offer no assurance in this regard.

Very truly yours,

WNC National Partners, LLC
General Partner

714.662.5565 714.662.4412 F 17782 Sky Park Circle, Irvine, California 92614
wncinc.com